

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 14, 2017

Denver Lough
Chief Executive Officer
PolarityTE, Inc.
4041-T Hadley Road
S. Plainfield, NJ 07080

      Re: **PolarityTE, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed February 6, 2017
              File No. 000-51128

Dear Mr. Lough:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Barbara C. Jacobs

              Barbara C. Jacobs
              Assistant Director
              Office of Information
              Technologies and Services

cc: Harvey Kesner, Esq.
       Sichenzia Ross Ference Kesner LLP